SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company
Corporate Taxpayer's ID (CNPJ) # 02.558.118/0001 -65
Company Registrar (NIRE) # 5330000577-0

SECOND RATIFICATION (RE-RATIFICATION) OF THE NOTICE ON EXTRAORDINARY GENERAL MEETING

In order to suppress item “a” of the General Instructions in the Shareholders' Notice on the continuation of the Extraordinary General Meeting, published on February 24, 2006, this document re-ratifies the referred Notice, informing that, as deliberated by Telemig Celular Participações S.A. (“Company”), the Extraordinary General Meeting held on February 22, 2006 was adjourned until March 20, 2006, at 5.00 pm, when the meeting will be recalled to order exempt from a new Call Notice, at the Company's headquarters, located at SCN, Quadra 4, Bloco B, n. 100 – Centro Empresarial Varig, Torre Oeste, Part A, 7th floor, room 702, in Brasília - DF, to deliberate on the following agenda:

(1)	Destitution of the members of the Board of Directors, and election one of new members; and;

(2)	Election of the Chairman and the Vice Chairman of the Board of Directors.

General Instructions:

a)
Powers of attorney and requests for multiple vote should be delivered to the address where the meetings will be held, mentioned in the introduction of this Notice, at least 48 hours prior to the General Meetings;

b)
Shareholders owning Fungible Custody of Stock Exchange Registered Shares who decide to participate in the General Meetings shall present a custody statement issued by the custodial institution up to two (2) days prior to the General Meetings.

Brasília, March 02, 2006.

Arthur Joaquim de Carvalho
Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	Chief Financial Officer and
Head of Investor Relations